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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                         ------------------------------

                                 AMENDMENT NO. 3
                              (FINAL AMENDMENT) to
                                 SCHEDULE 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   CIMCO, Inc.
                            (Name of Subject Company)

                                  HANWEST, INC.
                                       and
                               M.A. HANNA COMPANY
                                    (Bidders)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    171842107
                      (CUSIP Number of Class of Securities)

                                John S. Pyke, Jr.
                  Vice President, General Counsel and Secretary
                               M.A. Hanna Company
                                  Suite 36-5000
                                200 Public Square
                             Cleveland, Ohio  44114
                                 (216) 589-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                 with copies to:

Lyle G. Ganske, Esq.                    Nick E. Yocca, Esq.
Jones, Day, Reavis & Pogue              Stradling, Yocca, Carlson
North Point                               & Rauth, P.C.
901 Lakeside Avenue                     660 Newport Center Drive
Cleveland, OH  44114                    Suite 1600
(216) 586-3939                          Newport Beach, CA  92660
                                        (714) 725-4000
-------------------------------------------------------------------------------
                      ------------------------------------
                     The Index to Exhibits Begins on Page 8


                                Page 1 of 8 Pages

                            CALCULATION OF FILING FEE
------------------------------------------------------------------------
------------------------------------------------------------------------
          Transaction                                  Amount of
          Valuation                                    Filing Fee
------------------------------------------------------------------------
          $34,042,376*                                 $6,908.48**


------------------------------------------------------------------------
------------------------------------------------------------------------

* Determined in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 14D-1, the purchase of 3,242,131 shares of common stock, par value $0.01 per share, and any associated Rights (collectively, the "Shares"), of the Subject Company at $10.50 per Share net to the seller in cash. Such number of Shares represents all of the Shares outstanding as of December 18, 1995, and assumes the exercise or conversion of all existing options, rights and securities which were then exercisable or convertible into Shares.

**  Includes a Schedule 13D filing fee of $100.


/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $6,908.48
                         ----------------------------------------
Form or Registration No.:   Schedule 14D-1/Schedule 13D
                           --------------------------------------
Filing Party:   HANWEST, INC. AND M.A. HANNA COMPANY
               ----------------------------------------------
Date Filed:   December 27, 1995
            -----------------------------------------------------


                                Page 2 of 8 Pages



----------------------------                           ----------------------------
    CUSIP No. 171842107                  14D-1             Page 1 of 2 Pages
----------------------------                           ----------------------------


-------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                          HANWEST, INC.
                                          34-1233868

-------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  / /
                                                             (b)  / /

-------------------------------------------------------------------------------

     3    SEC USE ONLY

-------------------------------------------------------------------------------

     4    SOURCE OF FUNDS*

                                              AF

-------------------------------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(e) or 2(f)                                   / /

-------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                           Delaware

-------------------------------------------------------------------------------

     7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,896,412 Shares (including 15,944 Shares subject to
                              guaranteed delivery procedures)

-------------------------------------------------------------------------------

     8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*                                                  / /

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     9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                       97.4%

-------------------------------------------------------------------------------

    10    TYPE OF REPORTING PERSON*

                                              CO

-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!



------------------------------                         ------------------------
     CUSIP No. 171842107               14D-1              Page 2 of 2 Pages
------------------------------                         ------------------------


-------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                          M.A. HANNA COMPANY
                                          34-0232435

-------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                             (b)  / /

-------------------------------------------------------------------------------

     3     SEC USE ONLY

-------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*

                                                  WC

-------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)                                  / /

-------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Delaware

-------------------------------------------------------------------------------

     7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,896,412 Shares (including 15,944 Shares subject to
                              guaranteed delivery procedures)

-------------------------------------------------------------------------------

     8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*                                                 / /

-------------------------------------------------------------------------------

     9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                          97.4%

-------------------------------------------------------------------------------

     10    TYPE OF REPORTING PERSON*

                                            CO, HC

-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 and the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 27, 1995, as amended by Amendment No. 1 to Schedule 14D-1 and Schedule 13D filed with the Commission on January 5, 1996 and Amendment No. 2 to Schedule 14D-1 and Schedule 13D filed with the Commission on January 19, 1996 (the original filing, as amended, the "Schedule 14D-1 and the Schedule 13D"), by M.A. Hanna Company, a Delaware corporation (the "Parent"), and Hanwest, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the "Purchaser"), as bidders, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, including any associated Rights (collectively, the "Shares"), of CIMCO, Inc., a Delaware corporation, at a price of $10.50 per Share, net to the seller in cash.

     Except as otherwise indicated herein, the information set forth in the
Schedule 14D-1 and the Schedule 13D remains unchanged and each capitalized term used herein and not defined shall have the meaning ascribed to such term in the
Schedule 14D-1 and the Schedule 13D.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6(a)-(b) is hereby amended and supplemented by adding at the end thereof the following statement:

     The Offer expired at 12:00 midnight, New York City time, on Thursday, January 25, 1996. The Parent issued a press release on January 26, 1996 in which it disclosed that the Depositary had informed it that 2,896,412 Shares (approximately 97.4% of the outstanding Shares) were tendered and not withdrawn prior to the expiration of the Offer, including 15,944 Shares tendered pursuant to guaranteed delivery procedures. The Parent also announced that all of the Shares tendered and not withdrawn pursuant to the Offer (including Shares subject to guaranteed delivery procedures) were accepted for payment.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding the following Exhibit:

     (a)(11)  Text of Press Release issued on January 26, 1996


                                Page 5 of 8 Pages

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 26, 1996



                                        HANWEST, INC.


                                        By:   /s/ John S. Pyke, Jr.
                                           ------------------------------
                                           Name:  John S. Pyke, Jr.
                                           Title: Vice President and
                                                  Secretary


                                Page 6 of 8 Pages

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 26, 1996



                                        M.A. HANNA COMPANY


                                        By:      /s/ John S. Pyke, Jr.
                                             ----------------------------------
                                             Name:   John S. Pyke, Jr.
                                             Title:  Vice President, General
                                                      Counsel and Secretary


                                Page 7 of 8 Pages

                                INDEX TO EXHIBITS


EXHIBIT

(a)(11)   Text of Press Release issued on January 26, 1996


                                Page 8 of 8 Pages